UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-3445

The Merger Fund
(Exact name of registrant as specified in charter)

100 Summit Lake Drive, Valhalla, New York 10595
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (914) 741-5600

Westchester Capital Management, Inc.

Portfolio Managers Q & A

Portfolio Managers: Frederick W. Green and Bonnie L. Smith

1.
How would you categorize your investment management style/approach? Do you stay within this style at all times, or do you modify it as market conditions change? Under normal market conditions, The Merger Fund invests at least 80% of their assets principally in the equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.

2.	Do you perform your own research or do you use street research? We perform our own research and supplement it with street research as required.

3.	How many investment professionals do you have on staff? We have five investment professionals on staff.

4.	What is the maximum percent that The Merger Fund will invest in any one particular sector of the S & P 500? The maximum we are allowed to invest in any industry is 25%.

5.
Do you typically visit the companies you are interested in before making the decision to buy? We rarely visit the companies before purchasing shares, but we often go to see them during the pendency of the transaction. In any case, we periodically have telephone contact with company management to update the status of the transaction.

6.
How do you evaluate companies for inclusion in The Merger Fund? We normally invest in only publicly announced deals where the target company has a market capitalization of greater than $300 million. Our analysis of the deal includes consideration of: strategic rationale, status of transaction, regulatory issues, special conditions, timing, downside and rate of return.

7.	What is your criteria for selling a position? We sell a position if the spread narrows to an unfavorable risk/reward level, otherwise we hold the position to completion of the deal.

8.	On average, how long is your holding period for owning a stock? Our average holding period is three-four months, the amount of time it takes for most deals to be completed.

9.	Do you consider The Merger Fund to be tax efficient? No.

10.
What risk factors have you identified with your arbitrage strategy? How do you mitigate these risks in the Fund? Our main risk is a broken deal. To mitigate this risk, we invest in only publicly announced deals; we have a diversified portfolio of approximately 30-50 deals (average position size 2.0%); we don't use excessive leverage; we always short acquiring company's stock in stock-for-stock mergers with fixed exchange ratios; we use derivatives to hedge pricing period or price-collar risk whenever possible; we sell the appropriate foreign currency forward for deals in which we are receiving payment in other-than U.S. dollars.

11.	Do you use derivatives, hedging or futures? If so, to what extent and under what circumstances? Yes, for hedging purposes only.

12.
How will your strategy be effected by a lack of merger and acquisition activity, will you look at other arbitrage strategies? Will you make bigger bets on existing positions or will you hold cash? What is your outlook going forward? During periods of slowed merger activity the Fund would hold more cash. We would not look at other arbitrage strategies nor would we increase our average position size. We would not be in any rush to commit our cash reserves and would not compromise our deal-selection criteria. Nor would we fundamentally change an investment approach that has served us well for more than 26 years. We feel good about our current portfolio and the Fund's longer-term prospects.

13.
What is your long-term rate of return objective for The Merger Fund? What type of volatility do you target and how do you manage it? Our long-term rate of return objective is 8-12% with very low volatility and little market sensitivity.

14.
Are your employees encouraged to invest their personal money into the Fund? What is that percentage? Westchester Capital Management has 100% of its pension plan in The Merger Fund. The portfolio managers have all of their investable assets in the Fund or our hedge funds, and the majority of our employees have their personal money (in addition to our pension plan) invested in one or more of our investment vehicles.

15.	At what point would you consider The Merger Fund to be too big? We would consider it to be too big if there were large cash inflows into the Fund and not enough opportunities to put the money to work.

16.	Why should investors consider using your fund over other funds in this category? See attached.

17.
How long have you been managing The Merger Fund? Since inception in 1989. What designations and degrees do you currently hold? What has been your prior investment background and experience? See attached.

18.	How often do you provide updates to investment advisors on The Merger Fund? Quarterly letters to all shareholders.

Question #16

Experience:

•	More than twenty-six years in the merger arbitrage business
•	Investments in over 2,000 mergers & takeovers
•	Tested in virtually every kind of market environment

Focus:

•	Corporate reorganizations only
•	No special situations
•	All investments have a “date with destiny”

Scale:

•	Approximately $1.4 billion under management
•	No captive broker-dealer
•	Strong research & trading coverage at major Wall Street firms
•	Excellent relationship with stock-loan departments
•	Access to top law firms & industry consultants

Risk Management:

•	No rumors
•	No excessive leverage
•	No concentrated positions
•	No directional bets

Transparency:

•	Registered Investment Adviser
•	No “black box” strategies
•	Monthly disclosure of top five portfolio holdings and various fund statistics
•	Quarterly discussion of current portfolio and prior three months winners and losers

Biographical Sketches

Frederick W. Green

Frederick W. Green, 59, has over 30 years experience in the investment business. His time on Wall Street includes five years with Kidder, Peabody & Co. as a portfolio strategist in the firm's research department. Fred subsequently joined Goldman, Sachs & Co., where he was Senior Portfolio Strategist and a member of the Investment Policy Committee. In 1980, he left Goldman to pursue a career in merger arbitrage and formed Westchester Capital Management, Inc., a registered investment adviser. In 1989, Westchester launched The Merger FundR, the first mutual fund devoted exclusively to investing in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. Along with his partner, Bonnie Smith, Fred is co-manager of The Merger FundR and The Merger Fund VL. He is also President of Green & Smith Investment Management L.L.C., which manages GS Master Trust, an arbitrage fund for both U.S. and offshore investors, and separate accounts for investable hedge fund indices sponsored by Standard & Poor's and the London Stock Exchange. He also serves as President and a Trustee of The Merger FundR and The Merger Fund VL. A graduate of Princeton University, Fred is a member of the New York Society of Security Analysts and the Association for Investment Management and Research.

Bonnie L. Smith

Bonnie L. Smith, age 58, has been with Westchester Capital Management for 20 years. She received a B.A. with honors from the University of Rochester, where she was also elected to Phi Beta Kappa. After taking time out to raise a family, Bonnie resumed her studies at Pace University's Graduate School of Business and attended New York University's Certificate Program in Capital Markets. She also has completed a course of study in Mergers and Acquisitions at The Wharton School of the University of Pennsylvania. Since 1989, Bonnie has been co-portfolio manager of The Merger FundR, and, since it's inception in 2004, Bonnie has been co-portfolio manager of The Merger Fund VL. She is also Senior Vice President of Green & Smith Investment Management L.L.C. Bonnie is Vice President of WCM and Vice President and Treasurer of The Merger FundR and The Merger Fund VL.